Meeder Financial & The Flex-funds®

2009 Annual Review & 2010 Outlook

Meeder Financial

6125 Memorial Drive, P.O. Box 7177, Dublin OH 43017
Toll Free 866-MEEDER-1 (633-3371)
From Central Ohio (614)766-7000 Fax (614)766-6809
www.meederfinancial.com

This is Bob Meeder, President of Meeder Financial and The Flex-funds® family of mutual funds. Thank you for making an investment of your time to view our 2009 Annual Review & 2010 Outlook Webcast. We are confident the next 30 minutes will provide you with a good return on your investment.

Agenda

Review of 2009
Current Investment Strategies
Key Factors That Could Affect Financial Markets

2

We will begin the webcast with a review of 2009, followed by a discussion of our current investment strategies.  We will then conclude the webcast by sharing with you what we believe to be some of the key factors that could influence the financial markets in 2010.

2008: S&P 500's Worst Year since 1931

Worst year in 75 years

Rank	Year	% Change
1	1931	-43.3%
2	2008	-37.0%
3	1937	-35.0%
4	1974	-26.5%
5	1930	-24.9%
6	2002	-22.1%

3

To put 2009 into perspective, let’s first look at where we started the year.  At the beginning of 2009, we had just ended what was the worst year for the stock market in over 75 years. As you can see, 2008 was the 2nd worst year in the HISTORY of the stock market, as measured by the S&P 500.  In 2008, the S&P 500 declined 37%, while many other stock market indices declined even more.

S&P 500 – First Quarter of 2009

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October 2007 –
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rally since 1
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9/30/08

Following a dismal 2008, the beginning of 2009 could not have been much worse.  In fact, the first 10 weeks of 2009 were the worst first 10 weeks of a year in the history of the stock market.  From January 1 through March 9, the stock market, as measured by the S&P 500, lost 25% and from its peak in October 2007, declined over 57%.  However, after this sharp decline, the stock market then experienced a significant advance from March 9 – March 31. This period was the best 3 week rally since 1933.  While this rally was a positive event for the stock market… (next slide)

Six Consecutive Negative Quarters of the S&P 500

Quarter	Return
1st Quarter 2009	-11.0%
4th Quarter 2008	-22.0%
3rd Quarter 2008	-8.9%
2nd Quarter 2008	-3.2%
1st Quarter 2008	-9.9%
4th Quarter 2007	-3.8%

1st Quarter 2009 -11%

2nd time in history there have been 6 consecutive negative quarters.

5

…the first quarter of 2009 still ended with a return of -11.0%; which marked the second time in the history of the stock market that the S&P 500 declined for 6 consecutive quarters.

S&P 500 – Second Quarter of 2009

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35%
Strongest
2 month rally in
70 years

6

The stock market continued its advance into the 2nd quarter of 2009 returning over 35% from March 9th through May 6th.  This was one of the strongest two month rallies in the past 70 years. From May 6th, the market gradually moved higher, but by the end of the 2nd quarter settled back to essentially its May 6 level.

Seven Consecutive Negative Quarters of the S&P 500?

Quarter	Return
1st Quarter 2009	-11.0%
4th Quarter 2008	-22.0%
3rd Quarter 2008	-8.9%
2nd Quarter 2008	-3.2%
1st Quarter [illegible]	-9.9%
4th Quarter 2007	-3.8%

2nd Quarter 2009 15.9%

There have never been 7 consecutive negative quarters.

Best Quarter Since 1998

7

The 2nd Quarter also brought an end the run of negative returns investors had experienced over the past 6 quarters. Thanks to the 15.9% advance in the second quarter, the S&P 500 still has never had 7 consecutive negative quarters.  In fact the second quarter of 2009 was the single best quarter for the S&P 500 since 1998.

S&P 500 – Third Quarter of 2009

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8

The third quarter was yet another positive quarter for the stock market.  By the end of the third quarter, the S&P 500 had appreciated over 58% since the lows of March 9. The third quarter was the second best performing quarter over the past ten years, exceeded only by the previous quarter.

Six Largest Six Month Rallies of All Time

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November 1929
July 1932
February 1933
March 1938
December 1974
March 2009

From beginning month of six month rallies

9

To elaborate, the six month period from March through September was one of the six strongest such advances in the history of the stock market. Unfortunately, all of these previous rallies were cyclical bull markets within secular bear markets, a concept we will discuss later in the webcast.  The first 4 were all within the depression, from 1929 through 1938 and the rally off the 1974 low was during the secular bear market of 1966 through 1982.

S&P 500 – Fourth Quarter 2009

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6%
4th Quarter
26.5%
2009

10

While the S&P 500 hit a few bumps during the 4th quarter, it continued its steady advance and ended up 6.0% for the quarter and 26.5% for the year. A dramatic turn of events in just 9 ½ months.  Now, let’s review how some of the other key indices and sectors performed.

Investment Results

As of December 31, 2009

	4th Quarter	2009	3 Years	5 Years
Dow Jones Industrial Avg	8.1%	22.7%	-3.1%	1.9%
S&P 500	6.0%	26.5%	-5.6%	0.4%
Russell 2000	3.9%	27.2%	-6.1%	0.5%
EAFE	8.9%	31.8%	-6.0%	3.5%
Emerging Markets	8.5%	78.5%	5.1%	15.5%

1

In the 4th quarter, the larger cap indices, namely the S&P 500 and the Dow Jones Industrial Average, outperformed smaller cap indices such as the Russell 2000.  In the 4th quarter, the Dow returned 8% and the S&P returned 6%, while the Russell 2000 returned only 3.9%.  For the full year, however, the Russell 2000 and international stocks outperformed both the S&P and the Dow.

Also of note, in the face of the most severe bear market in the past 70 years, the 5 year annualized total return for each of these indices is now positive.

Index / Sector Performance

As of December 31, 2009

	4th Quarter	2009
S&P 500	6.0%	26.5%
Financials	↓ -3.7%	14.8%
Industrials	4.8%	17.3%
Materials	↑ 6.9%	45.2%
Consumer Discretionary	8.6%	38.8%
Telecom	5.9%	2.6%
Technology	10.5%	59.9%
Consumer Staples	↑ 4.2%	11.2%
Energy	↑ 5.0%	11.3%
Healthcare	↑ 8.5%	17.1%
Utilities	6.1%	6.8%

This chart shows the 4th quarter and 2009 returns for each sector of the stock market.

During the fourth quarter, we were overweighted in Materials and Healthcare and underweighted in Financials. This benefited our performance this quarter as Materials and Healthcare both outperformed the S&P 500 and Financials lagged.

Other areas that lagged the S&P 500 in the 4th quarter include Energy and Consumer Staples. In a few minutes, Dale Smith, our Chief Investment Officer will further review our current investment allocations and strategies.

Historical Ranking of 2009

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15.8%
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-37.0%
26.5%
2nd best annual return of the decade
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2008
2009

Source: Bloomberg

3

Historically speaking, after coming off of the second worst year in the history of the stock market, in 2008; 2009 was the second best year of this decade.  Let’s take a minute and explore the economic and legislative events that shaped 2009.

2009 Economic and Legislative Events

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0 - .25%
CRISIS

4

In 2008, there was a series of bankruptcies and forced takeovers.  While 2009 was a little quieter in this regard, there were numerous major legislative and economic events that occurred. First, the Federal Reserve dropped short-term interest rates to a record low to basically 0% in January and has kept the Fed Funds rate at near zero ever since.  Following President Obama’s inauguration, Congress passed the $787 Billion American Recovery and Reinvestment Act in February, which included an $8,000 first time home buyer tax credit, that was recently extended in November, that contributed to boosting the housing market throughout much of last year.  Chrysler and GM filed for bankruptcy in May and June, respectively, sending shockwaves throughout the automotive industry.  Just a few short months later, Cash for Clunkers helped the staggering auto industry increase vehicle sales in the latter part of the summer.  As a lender to nearly 1 million small and mid-sized companies, CIT Group’s bankruptcy was a blow to credit for many small businesses.  In November, Dubai World which is controlled by the Dubai government, requested a standstill agreement on roughly $22 billion in debt.  This reminded investors that nations around the world continue to be financially strained.  And finally, both the House and Senate passed versions of healthcare reform legislation that will likely be merged in early 2010.

First Decade of the 20th Century

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5

Now let’s take a few minutes to review the 1st decade of the 20th century and some of our longer-term thinking.

This chart shows the S&P 500 for the past decade.  During this decade, we experienced two recessions and one economic expansion.

The beginning of the decade began with the bursting of the dot com bubble which led to our first recession and a 47% decline in the stock market.  This was then followed by an overheated economic recovery which led to the real estate bubble.  When the real estate bubble finally burst, the financial system was close to a total meltdown in late 2008 and early 2009 which resulted in a market decline of over 57%. Once investors realized that we were not in the midst of a second Great Depression, this decline was followed by a gradual economic recovery.

Decade by Decade Performance 1930 -2009

483%
Worst decade in the history of the stock market.
400%
431%
137%
112%
76%
1%
-9%
1930s
1940s
1950s
1960s
1970s
1980s
1990s
2000s

*Cumulative returns of the S&P 500 Index with dividends reinvested

6

The result of all of this saddens me to inform you that the first decade of the 20th century was the worst decade in the history of the stock market;  even worse than the 1930’s which, included the Great Depression. And to add insult to injury, this decade was the first to actually record a negative total return.

As we look back upon the first decade of this century, it supports what we have been communicating over the last 10 years that we are in a secular bear market. The next few slides will review the secular bear market scenario.

Secular Bear Market

When the stock market experiences periods of significant declines and advances yet the overall long-term trend (12 – 18 years) is sideways to down.

Dow Jones Industrial Average
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Jan-83
+ 32% to + 75%
4th Quarter 1982

7

This chart may look familiar to many of you as we have reviewed the secular bear market concept at different times over the past 10 years. As a reminder, a secular bear market is defined as a stock market that has significant declines as well as significant advances yet the overall long-term trend, defined as 12 to 18 years, is sideways to down.

This chart illustrates the last secular bear market.  To elaborate, the Dow Jones Industrial Average topped out at approximately 1000 in the 1st quarter of 1966 and did not decisively break above 1000 until the 4th quarter of 1982.  So for 16.5 years, the Dow Index went sideways, though it had periods of extreme advances and declines during this 16 plus year period.  To be more specific, during this 16 year period the Dow had 5 advances ranging from 32% to over 75% and 5 declines ranging from 25% to 45%.

Dow Jones Industrial Average 1900-2009

Bear
15 Years
-3%
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14 Years
+25%
Bear
13 Years
-10%
Bull
24 Years
+10%
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+ 16%
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Rally within a
long-term
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market?
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8

We have also reviewed over the last few years that the 1966 – 1982 secular bear market is not a one time anomaly, evidenced by this chart of the Dow Jones Industrial Average for the past 110 years.  Here, you can see 7 distinct periods of alternating bull and bear markets. As you can see, the shortest secular bear market was 13 years.

So the million dollar question is, is the current rally from the March 2009 lows a rally within a long-term secular bear market, or, were the March 2009 lows the end of the secular bear market that began in 2000 and we are now in the initial stages of a new long-term bull market?  In our opinion, it is still premature to definitively answer this question.  We need further evidence to develop in order to determine if the stock market has truly turned the corner and begun a new secular bull market.

With that said, it is interesting to see how similar the stock market is performing to the secular bear market of 1966 -1982.  The next two slides will illustrate this similarity.

Dow Jones Industrial Average October 1966 – August 1975

1966 – 1982
secular bear
market
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S&P 500 Index October 1998 – December 2009

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Note the remarkable similarity of the past decade to that of the 1966 – 1982 secular bear market.  Both periods had their initial declines, which were then followed by multi-year advances that marginally exceeded their previous all time highs.  Next, there was a sharp decline that slightly broke below their previous lows, which was then followed by a recovery. While they are not identical, the similarity is really quite amazing.

Dow Jones Industrial Average October 1966 – March 1976

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S&P 500 Index October 1998 – December 2009

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And should the stock market continue to perform like the 1966-1982 secular bear market, which by the way we are NOT predicting, the stock market would go back to its October 2007 all time highs.

Defensive Position

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ensive
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11

Lastly, we are often asked how much exposure we have to the stock market in our defensive portfolios such as The Muirfield Fund and our Defensive Growth Portfolios.  This chart shows our defensive position over the last two years.  As you can see, we have been at least partially defensive since January 2008 and as economic Armageddon concerns have eased, we have, steadily increased our exposure to the stock market since March of 2009, and as of the end of the year, these portfolios were essentially fully invested.

With that said, I am now going to turn the remainder of this review over to Dale Smith, our Chief Investment Officer, who will inform you of our current investment allocations and strategies and what we believe may be the key drivers that could affect the financial markets and the economy in 2010.

Where We Are Investing Now

As of December 31, 2009

Growth &

Aggressive Growth

Portfolios

Emerging Market Exposure

Exposure Financials

Technology

Energy

Healthcare

Utilities

12

Thank you Bob, and hello everyone. I’d like to start with a summary of our current positioning and I will then continue into our outlook for 2010.

During the 4thquarter, in our Growth and Aggressive Growth Portfolios, we increased our overall market exposure by increasing our large-cap exposure while decreasing our mid cap and small cap exposures.  We have modest overweights in Materials, Energy and Healthcare sectors and corresponding underweights in Financials, Technology and Utilities sectors.  We maintained our emerging market exposure, but we reduced our developed international market exposure in December.

The following slides will add a bit more color to these weightings.

Sector Exposures

Overweights

- Materials
  - Baltic Freight Index increasing
  - Government stimulus could reignite inflation
  - China driven commodity demand theme

- Energy
  - Global uncertainties could threaten supplies
  - Global oil and gas rig counts have been falling

- Healthcare
  - Balance sheets remain very strong
  - Political climate becoming favorable

13

In terms of our sector overweights, again we are overweight in Materials, Energy and Healthcare.  We continue to like Materials which were very strong throughout 2009.  Both Materials and Energy typically do well coming out of a recession. Some of the key reasons we continue to focus on Materials include recent increases in the Baltic Freight Index, potential inflationary affects of the various government stimulus packages worldwide and the continuation of the China driven commodity demand theme.  We also like Energy which lagged last quarter but global uncertainties could still threaten supplies and global oil and rig counts have been falling.  In terms of Healthcare, the balance sheets of these companies remain very strong and, more importantly, the uncertainties surrounding the political climate continue to dissipate in a favorable manner for this sector.

Sector Exposures

Underweights

- Financials
  - Concerns of significant new regulation
  - Increasing delinquency rates for consumer loans
  - Exposure to commercial mortgage market

- Technology
  - Global competition increasing
  - Companies appear to still be hesitant to increase capital expenditures

- Utilities
  - Prices (Demand) have weakened during the recession
  - Supply growth has been increasing

2

We are underweight the Financial, Technology and Utilities sectors.  We were underweight Financials for all of the 4th quarter and still see significant potential headwinds including concerns of significant new regulatory reform, rising delinquency rates for consumer loans and the increasing concerns in the commercial real estate and mortgage markets. We are also underweight Technology stocks.  We think Technology may be a little extended now as global competition continues to increase and companies appear to still be hesitant to increase capital expenditures. We have been underweight Utility stocks for most of 2009, mainly based on supply and demand factors.  Demand has weakened throughout the recession and at the same time supply has been increasing, keeping a lid on prices.

Dollar Still Declining

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3

Turning briefly to the International markets, we maintained our modest developed and emerging market positions that we entered in late February for much of the remainder of the year, but we began significantly reducing our exposure to foreign developed markets in December.  This chart measures the U.S. Dollar against a basket of foreign currencies for 2009.  Since we reestablished our international positions, you can see the significant decline in the U.S. dollar.  When the dollar declines, as it has for much of the past nine months, it increases the value of foreign holdings in relative terms.  So our move to add foreign exposure has added to our portfolios’ performance over the period since March.  However, as we will discuss in our outlook slides in just a few minutes, the potential economic performance of developed foreign markets have led us to decrease our international holdings leading into 2010.

Foreign Market Returns in Local & U.S. Currencies

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30%
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10%
5%
0
United Kingdom
France
Germany
Japan
26.5%
2009
US Market Return
Return in local currency
Return in US Dollars

4

In fact, without the benefit of the falling US Dollar, the market returns in many foreign countries would have lagged the U.S returns for 2009.  In this slide, the blue bars represent the total market returns in selected developed foreign countries in 2009 as measured in their local currencies.  In these cases, all of these countries lagged the U.S return of approximately 26.5% for 2009.

Where We Are Investing Now

As of December 31, 2009

Defensive

Equity

Portfolios

Partially Defensive Since January 2008

To Growth Portfolios

5

In regards to our defensive equity portfolios, we have been at least partially defensive since January, 2008.  While we still see some material elements of risk in this market, we have steadily increased our exposure.  As Bob mentioned earlier, we have been close to fully invested since May of 2009.  The equity exposure itself is very similar to the growth portfolios discussed previously.

Where We Are Investing Now

As of December 31, 2009

Defensive

Fixed-Income

Portfolios

Suggest Intermediate

Term Rates will Rise ... Bonds

Agency

6

And in terms of our Defensive Fixed income portfolios, our models continue to indicate that rates should stay relatively range bound, but should trend higher over the intermediate term.  We also continue to overweight corporate fixed income positions, while underweighting both Government Treasury and Agency positions.

Key Drivers for 2010

Economic Recovery

- Shape of the Recovery
- Unemployment
- Additional Stimulus Measures
- Potential Tax Increases/ Expiring Tax Cuts

Credit Crunch Persistence

- Lending
- Household Balance Sheet Repair
- Real Estate

Other Key Ingredients

- Growth Rate Differentials
- Sovereign Credit Risk
- Inflationary Pressures
- Exit Plans

7

Looking ahead, we see the following key drivers for the markets in 2010. We will examine several of these key points in the slides that follow.

The first big question is the continuing progression of the economic recovery and whether it will be V shaped, W shaped, or square root shaped.

Next, is the headwind created as a result of the high rates of unemployment.

And the big question in 2010 is -- Will there be additional stimulus measures enacted as the effects of the original stimulus package begin to wear off.

And, what will be the effects on the economy if taxes are increased, or if the tax cuts that are scheduled to expire at the end of 2010 are not extended.

We will also continue to focus on the economic issues caused by the continuing credit crunch.  Banks still don’t seem to want to lend, while at the same time, individuals don’t seem to want to borrow.  Meanwhile, both commercial and residential real estate continue to struggle.

Other key ingredients include the growth rate differentials across different countries, expanding credit risks in other areas of the world, potential inflationary pressures, and finally, how the Fed performs while exiting the many programs that have been utilized over the past 18 months in their attempts to keep the economy moving forward.

Quarterly GDP

Gross Domestic Product (GDP) is the total dollar value of goods and services produced within a country
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8

This section is an update to a theme we introduced last quarter.

This slide summarizes the change in gross domestic product of the United States by quarter since 2003. GDP is the total dollar value of all goods and services produced within a countries borders for a given time period and it is probably the single most important statistic to come out in any given quarter.

Here, I’d like to take a moment and flush out the potential trends in GDP that have been discussed.  Up until last quarter, for the first time since it has been formally measured, GDP declined 4 consecutive quarters. That string was broken with the 3rd quarter’s modest 2.2% increase.

Quarterly GDP Recovery Scenario 1

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9

Let me take a minute here to describe three future potential scenarios.  First is the most optimistic – a V-shaped economy.  Here, the expectation is that GDP will continue to recover and, since it has dipped so much, will result in a very strong recovery with growth rates in the 5-6% range.

Quarterly GDP Recovery Scenario 2

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The second scenario is the most pessimistic.  It is said every W begins with a V.  This is the fear of a double dip recession, very similar to 1982.  If the various stimulus efforts are lifted too soon, or the fed finds itself in a position that it needs to tighten to prevent runaway inflation, a subsequent decline in GDP could lead to this W shape.  While still a possibility that cannot be taken off the table, this is looking like a less likely scenario.

Quarterly GDP Recovery Scenario 3

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11

The third scenario provides a middle ground between the V and W shaped recovery.  It is most commonly referred to as the square root recovery  based on its similarity to the square root sign.  Here, things get better, but the recovery is fairly anemic, and growth rates tend to flatten out at a very modest rate.  This is not an uncommon outcome in recessions that were primarily caused by financial crises.

The remaining slides will show some of the headwinds that might force a V shaped recovery into more of a square root recovery.

Unemployment

11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Dec-09
10%
As of December 31, 2009

Source: Bloomberg

12

Though unemployment unexpectedly declined in November to a still very high 10% --  this number would be even higher if it included discouraged and part-time workers.  As we have noted in earlier discussions, unemployment is normally a severely lagging indicator, but the excess of available workers at this level could be a significant headwind to GDP over the coming quarters.

Percent Job Losses in Post WWII Recessions

1948
1953
1958
1960
1974
1980
1981
1990
2001
2007
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
-6.0%
Percent Job Losses Realative to Peak Employment Month
Current Recession
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47
Number of Months After Peak Employment

http:/www.calculatedriskblog.com/

2

We have used a version of this slide in the last two quarters.  Though initially probably confusing, this is simply the percentage of jobs lost for each of the ten recessions since World War II.  As you can see, the job losses in this current recession are now worse that any of the previous nine recessions, and clearly much worse than the four recessions of the past 30 years. Though it appears to be about to turn upward, many economists fear that it could take several years for total jobs to rebound to their pre-recession levels.

Average Weekly Hours

35.5
35.0
34.5
34.0
33.5
33.0
32.5
32.0
33.2
As of November 30, 2009
Nov-86
Nov-87
Nov-88
Nov-89
Nov-90
Nov-91
Nov-92
Nov-93
Nov-94
Nov-95
Nov-96
Nov-97
Nov-98
Nov-99
Nov-00
Nov-01
Nov-02
Nov-03
Nov-04
Nov-05
Nov-06
Nov-07
Nov-08
Nov-09

Source: Bloomberg

3

Another significant measure of employment is average weekly hours, or more specifically, the seasonally adjusted average weekly hours of production and nonsupervisory workers on private nonfarm payrolls.  This measure finally increased slightly from its all-time low of 33 hours in October to 33.2 hours.  This disconcerting trend has been declining much of this decade, and fewer hours worked by those working produces another headwind for the consumer, and ultimately consumer spending.

Effects of $787 Billion Stimulus Package on GDP

(Goldman Sachs Estimate)

Quarter	GDP
Q1 09	0.4%
Q2 09	2.2%
Q3 09	3.3%
Q4 09	2.0%
Q1 10	1.5%
Q2 10	1.1%
Q3 10	-0.6%
Q4 10	-1.5%

4

Last quarter Goldman Sachs published their estimates of the effects of the governments $787 Billion stimulus package.  As has been well documented, not all of these monies were spent up front.  As shown here, as the effects of this increased spending wear off in the 3rd quarter of 2010, the net effect on GDP on a quarter over quarter basis will become negative.  With another round of elections coming in November of 2010, the question has been how long before talks that another stimulus package will be needed. In fact, in December of 2009, the US House of Representatives passed an additional $154 billion jobs creation package that will be on the Senate’s desk when they return on January 19.

Personal Savings as a Percentage of Disposable Personal Income by Recession

Recessions
Personal Saving rate, percent of DPI (3 month centered average)
Personal Saving Rate
14%
12%
10%
8%
6%
4%
2%
0%
Jan-59 Jan-60 Jan-61 Jan-62 Jan-63 Jan-64 Jan-65 Jan-66 Jan-67 Jan-68 Jan-69 Jan-70 Jan-71 Jan-72 Jan-73 Jan-74 Jan-75 Jan-76 Jan-77 Jan-78 Jan-79 Jan-80 Jan-81 Jan-82 Jan-83 Jan-84 Jan-85 Jan-86 Jan-87 Jan-88 Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10
http://www.calculatedriskblog.com/
More saving
Less spending

5

The personal savings rate continues to improve. This may be good for individuals as they rebuild there personal balance sheets, but it is another headwind for the economy in that if, collectively, consumers are saving more, that means they are not borrowing or spending as much, which overall is bad for the economic growth. Counter intuitively, this increase in personal savings can be bad for the economy and for GDP.

Negative Equity

Percent of Homeowners With a Mortgage
50
45
40
35
30
25
20
15
10
5
0
Nevada
Arizona
Florida
California
Michigan

Source: calculatedriskblog.com

6

We have discussed the residential real estate problems in fairly great detail in previous quarters.  Here, we have just a couple slides to demonstrate that these problems are not entirely behind us, though the depth of the problem is different in different states.  For the five states shown here, you can see the % of mortgages with negative equity of more than 25%.  Nearly half of all mortgages in Nevada currently have a negative equity position of 25% or greater.  The extension and expansion of the homebuyer credit program will continue to help support housing, but the concern is what will happen when the current program expires later in 2010.

Case-Shiller Price Cumulative Price Declines from Peak (NSA) Year & City

Las Vegas
Phoenix
Miami
Detroit
Tampa
Los Angeles
San Francisco
San Diego
Washington
Minneapolis
Seattle
Chicago
Portland
New York
Atlanta
Boston
Cleveland
Charlotte
Denver
Dallas
0
-10%
-20%
-30%
-40%
-50%
-60%
through December 2007
through December 2008
through September 2009

Source: calculatedriskblog.com

7

Again, showing the regional nature of the problem, this slide summarizes the cumulative declines in the 20 cities tracked by the Case-Shiller housing price index.  As you can see here, the declines in Las Vegas, Phoenix, Miami, Detroit and Tampa all now exceed 40% from the peak of the housing markets in early 2006.

Mortgage Delinquencies and Foreclosures

Mortgage Delinquencies and Foreclosures by Period Past Due, All Loans
30 Day
60 Day
90 Day
Foreclosure Process
16%
14%
12%
10%
8%
6%
4%
2%
0%
2005
2006
2007
2008
2009
2010

Source: MBA; calculatedriskblog.com

8

Another reason that housing is not yet out of the woods is that the rate of delinquencies and foreclosures both continue to rise.  Here, mortgages more than 30, 60 or 90 days delinquent and mortgages in the process of foreclosure are indicated by the stacked bars.  As you can see here, it has now been ten consecutive quarters of increases in delinquencies and foreclosures, and with additional waves of resets of mortgages coming due in 2010, there will be an ongoing oversupply of housing.

Rental Vacancy Rate

Percent Rental Units Vacant
12%
11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
1956
1958
1960
1962
1964
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
All Time High
11%

http://www.calculatedriskblog.com/

9

And as this slide shows, yet another headwind for housing is the fact that the Rental Vacancy Rate is now at an all time high of over 11%.  This excess supply puts pricing pressure on rental rates, and correspondingly rental real estate prices.

Commercial Bank Delinquency Rates & Charge-Offs

Delinquency Rates on Commercial Real Estate Loans at Commercial Banks
Quarterly Data 3/31/1991 - 9/30/2009
11
10
9
8
7
6
5
4
3
2
9/30/2009 = 8.74%
Both measures seasonally adjusted
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009
Charge-Off Rates on Commercial Real Estate Loans at Commercial Banks
2.4
2.2
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
9/30/2009 = 2.58%

See NDR Disclaimer at www.ndr.com/copyright.html . For data vendor disclaimers refer to www.ndr.com/vendorinfo/
Copyright 2009 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.

10

While residential real estate peaked in early 2006, Commercial real estate continues to be a more recent growing concern.  This slide shows both the delinquency rate and charge off rate of commercial real estate loans by commercial banks over the past 20 years.  As you can clearly see, these rates are reaching levels not seen in nearly 20 years, and do not yet appear to have peaked.

2010 GDP Growth Forecast

Germany
United Kingdom
Euro-zone
France
Japan
Australia
Canada
United States
Russia
Brazil
India
China
Developed Nations
BRIC Nations
0.0%
1.0%
2.0%
3.0%
4.0%
5.0%
6.0%
7.0%
8.0%
9.0%
10.0%

Source: Economist Intelligence Unit

11

As we discussed earlier, we have exited our direct investment positions in developed markets, but have maintained our positions in Emerging markets.  In spite of a continuing weak US dollar, the GDP growth rates of the developed nations are expected to consistently be much weaker than the US over the coming year.  The weak US dollar helps US goods be more competitive overseas.  Further, European nations are either saddled with debt or have low consumer spending trends.  The ongoing credit crisis is particularly acute in European banks.  And the consequences of past excesses from debt-fueled growth in countries such as Dubai, Greece, Spain and other European nations will continue to be felt.    Longer-term fundamentals, however, point to outsized growth in Emerging markets.  Many emerging economies have better growth prospects due to healthier banks, fiscal surpluses or smaller deficits, natural resource wealth and rising discretionary incomes resulting in growing middle class consumer populations.

Inflation

7
6
5
4
3
2
1
0
-1
-2
-3
12/1/85
12/1/87
12/1/89
12/1/91
12/1/93
12/1/95
12/1/97
12/1/99
12/1/01
12/1/0:
12/1/05
12/1/07
12/1/09
Low inflation expected for much of 2010

Source: Bloomberg

12

And finally, as it will always be one of the key economic ingredients, inflation continues to be very tame.  The reduction in commodity prices from the summer of 2008, combined with excess labor and production capacities have helped to keep a lid on inflation.  The longer term concerns, of course, is how the federal reserve unwinds its expansionary monetary policies as credit concerns ease. While the massive federal and monetary stimulus pose a risk for longer term inflation, for the time being, the slack in production capacities and unemployment continue to point to a continuing period of low inflation for much of 2010.

Oil

$140
$60 - $80
$40
160
140
120
100
80
60
40
20
0
12/31/05
3/31/06
6/30/06
9/30/06
12/31/06
3/31/07
6/30/07
9/30/07
12/31/07
3/31/08
6/30/08
9/30/08
12/31/08
3/31/09
6/30/09
9/30/09
12/31/09

Source: Bloomberg

13

One reason inflation is so low is the effects of energy prices.  As I’m sure you remember, Oil climbed to over $140 per barrel in the summer of 2008.  However, Oil dropped to below $40 by the end of 2008.  More recently, it has traded in the $60-80 range.  So the significant component of inflation attributed to energy has gone from a 50% decrease this summer to a 100% increase by the end of the year.  This volatility is one reason that economists prefer to focus on the core inflation rate, which excludes both food and energy prices.  This concludes my comments about the key drivers for 2010 and with that I will pass it back to Bob.

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14

We trust you found the information helpful and informative.  We would appreciate any feedback you may have on how we can improve our communications.  Once again thank you and, if you have any questions or comments, please feel free to call or e-mail us.